Exhibit 99.1

News Release

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR
DISSEMINATION TO THE UNITED STATES

BROOKFIELD TO ISSUE C$350 MILLION OF SENIOR NOTES

Toronto, Ontario, October 20, 2010 – Brookfield Asset Management Inc. (TSX:BAM.A) (NYSE:BAM) (EURONEXT:BAMA) announced today an offering of C$350 million of senior notes (unsecured) (“notes”) with a March 1, 2021 maturity and a yield of 5.3%.

The notes have been assigned a credit rating of Baa2 (stable outlook) by Moody’s; A- (negative outlook) by Standard & Poor’s; BBB (stable outlook) by Fitch; and A low (stable outlook) by DBRS.

The notes are being offered through a syndicate of agents led by CIBC World Markets Inc., RBC Capital Markets and TD Securities Inc.

The net proceeds of the issue will be used to refinance existing indebtedness and for general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to United States persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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About Brookfield Asset Management
Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has over US$100 billion of assets under management and is listed on the New York and Toronto Stock Exchanges under the symbols BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit the Company’s website at www.brookfield.com.

Forward-looking Statements

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  Conditional verbs such as “may” and “will”, and other expressions are predictions of or indicate future events, trends or prospects or identify forward-looking statements.  Forward-looking statements in this news release include statements in regards to the use of the net proceeds from the offering described in this news release and restrictions on the registration, sale and offer of the notes in the United States.  Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; tenant renewal rates, availability of new tenants to fill office property vacancies, tenant bankruptcies, adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under International Financial Reporting Standards and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

For more information, please visit our web site at www.brookfield.com or contact:

Investors	Media
Katherine Vyse SVP, Investor Relations and Communication Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com	Andrew Willis SVP, Corporate and International Affairs Tel.: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com